SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended March, 2015

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

6 March 2015

BP Finalises Deal To Develop Egypt's West Nile Delta Gas Fields

BP announces the signing of the West Nile Delta project to

develop 5 tcf of gas resources and 55 mmbbls of condensates

BP today announced that it has signed the final agreements of the West Nile Delta project to develop 5 trillion cubic feet (tcf) of gas resources and 55 million barrels (mmbbls) of condensates with an estimated investment of around $12 billion by BP and its partner. The project underlines BP's commitment to the Egyptian market and is a vote of confidence in Egypt's investment climate and economic potential.

Production from WND is expected to reach up to 1.2 billion cubic feet a day (bcf/d), equivalent to about 25 per cent of Egypt's current gas production and significantly contribute to increasing the supply of energy in Egypt. All the produced gas will be fed into the country's national gas grid, helping to meet the anticipated growth in local demand for energy. Production is expected to start in 2017.

"BP is proud of its record in Egypt over the past 50 years and we are looking forward to many more years in the country. The WND project investment is the largest foreign direct investment in Egypt, and demonstrates our continued confidence in Egypt and our commitment to unlock its energy potential. WND production is key to Egypt's energy security," said Bob Dudley, BP Group Chief Executive.

Gas will be produced from two BP-operated offshore concession blocks, North Alexandria and West Mediterranean Deepwater. BP believes that there is the potential through future exploration to add a further 5-7 tcf which could boost WND production with additional investments.

Commenting on the project, Hesham Mekawi, BP North Africa Regional President said, "This is a critical milestone in the Egyptian oil and gas history. It marks the start of a major national project to add significant production to the domestic market. BP expects to double its current gas supply to the Egyptian domestic market during this decade when the WND project reaches its peak production. BP will also continue to invest in our existing oil operations at the Gulf of Suez (through GUPCO) and gas operations in the East Nile Delta (through Pharonic Petroleum Co.), as well as progressing our recently discovered resources to allow for the next new major development after WND."

The scale of investment and activities of the WND project are expected to significantly contribute to the growth of petroleum-related industries and to Egyptian employment. During the construction phase, the project is projected to employ thousands of direct and indirect personnel. In line with BP's commitment to support the development of Egyptian capability, the WND project will encourage technology transfer and know-how through training and on-the-job development. This will help to create strategic national capabilities to unlock the country's future hydrocarbon potential.

As part of the WND project, BP will also undertake a social investment programme directed to various sustainable development projects in coordination with the local communities and utilizing local service providers.

This will be in addition to the project's principal approach, which is focused on increasing local labour, with a commitment to employ significant local labour during operations.

Notes to Editors

• The West Nile Delta (WND) Major Project is a strategic project for BP where BP has about 65 per cent equity in the project partnership.
• The WND project concept maximises the utilisation of existing infrastructure:
• BP-operated Taurus/Libra fields: this will be a subsea development tied-in offshore to existing BG-operated Burullus facilities

•     The BP-operated Giza/Fayoum & Raven fields: These are two deepwater long distance tie-backs to the shore, where the existing Rosetta plant will be modified for Giza/Fayoum and integrated with a new adjacent onshore        plant for Raven.

•     BP has a long and successful track record in Egypt stretching back 50 years with investments exceeding $25 billion, making BP one of the largest foreign investors in the country. In Egypt, BP's business is primarily in oil and gas exploration and production.

• BP has made a series of discoveries in Egypt in recent years including Taurt North, Seth South and Salmon and Rahamat, Satis, Hodoa, Notus and Salamat.

•     To date, BP Egypt, in collaboration with the Gulf of Suez Petroleum Company (GUPCO), BP's joint venture (JV) Company with the Egyptian General Petroleum Company (EGPC), has produced almost 40 per cent of Egypt's entire oil production, and currently produces almost 10 per cent of Egypt's annual oil and condensate.

• In addition, through joint ventures with EGPC/EGAS and IEOC (ENI) the Pharaonic Petroleum Company (PhPC) and Petrobel BP currently produces close to 30 per cent of Egypt's total gas.
• BP is working to meet Egypt's domestic market growth by actively exploring in the Nile Delta and investing to add production from existing discoveries.

•     BP is a 33 per cent shareholder of an NGL plant extracting LPG and propane, United Gas Derivatives Company (UGDC) in partnership with ENI/IEOC and GASCO (the Egyptian midstream gas distribution company).

•     BP is also present in the downstream sector through Natural Gas Vehicles Company (NGVC, BP 40 per cent) which was established in September 1995 as the first company in Africa and the Middle East to commercialize natural gas as an alternative fuel for vehicles.

Further enquiries:

BP Egypt office: +202 2519 9915
BP Press Office, London: +44 (0)207 496 4076, bppress@bp.com

Cautionary statement

This press release contains certain forward-looking statements concerning BP's expectations regarding the signing of the West Nile Delta mega project, including expectations regarding the volume of gas and condensates to be developed; the estimated level of future investment; the estimated level of daily production and the timing of start-up thereof; prospects for future exploration, investment and increased production; expectations regarding future demand in Egypt and the project's contribution to gas supply; plans to continue investment into existing oil operations and maximise use of existing infrastructure in the region; expectations regarding contributions to the growth of petroleum-related industries, employment, the creation of strategic national capabilities and future business in Egypt; and expectations regarding BP's social investment program and labor plans. Actual results may differ from those expressed in such statements, depending on a variety of factors including changes in public expectations and other changes to business conditions; the timing, quantum and nature of divestments; the receipt of relevant third-party and/or regulatory approvals; future levels of industry product supply; demand and pricing; OPEC quota restrictions; PSA effects; operational problems; regulatory or legal actions; economic and financial conditions generally or in various countries and regions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; exchange rate fluctuations; development and use of new technology; the success or otherwise of partnering; the actions of competitors, trading partners and others; natural disasters and adverse weather conditions; changes in public expectations and other changes to business conditions; wars and acts of terrorism, cyber-attacks or sabotage; and other factors discussed under "Risk factors" in our Annual Report and Form 20-F 2014.

This press release contains references to non-proved resources and production outlooks based on non-proved resources that the SEC's rules prohibit us from including in our filings with the SEC. U.S. investors are urged to consider closely the disclosures in our Form 20-F, SEC File No. 1-06262. This form is available on our website at www.bp.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or by logging on to their website at www.sec.gov

- ENDS -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 06 March, 2015

/s/ J. BERTELSEN
...............................
J. BERTELSEN
Deputy Company Secretary